World Tree COP USA, LLC

Terms for Proposed Equity Crowdfunding of
Series A 2018 COP Units

September 14, 2018

Issuer: World Tree COP USA, LLC, a Nevada limited liability company (the "*Company*")

Financing Target: Maximum Fundraise $1,070,000; Minimum Fundraise: $135,000

Closing: First closing of the Series A 2018 COP Units (the "*Closing*") is anticipated to take place upon meeting our minimum offering amount of 150,000 Units. Subsequent closings shall happen from time to time as subscriptions are accepted.

Unit Price: $1 per Unit (the "*Purchase Price*").

Type of Security: Series A 2018 COP Units

Founder: Wendy Burton

Manager: The manager is World Tree Technologies, Inc., a Nevada Corporation.

This summary of terms, including the accompanying terms and conditions, is not intended as a legally binding commitment by the Investors, and any obligation on the part of the Investors is subject to the following conditions precedent: completion of legal documentation satisfactory to the prospective Investors, satisfactory completion of due diligence by the prospective Investors, and delivery of all closing deliverables described in the definitive agreements.

TERMS AND CONDITIONS OF SERIES A 2018 COP UNITS

Dilution: The Units are non-dilutable. The Unit Holders will share 25%, pro-rata, in the Net Profits, if any, obtained from a particular Harvest of ES Trees, which ES Trees are to be purchased, planted, grown and harvested utilizing the net proceeds of this Offering.

Dividends: 25% of Net Profits, shared pro-rata among the Series A 2018 COP Unit Holders, obtained from the Harvest of any ES Trees underlying the Series A 2018 COP Units. Dividends are expected to be paid in approximately ten years.

Liquidation Preference: In the event of any liquidation or winding up of the Company, the Unit Holders of the Series A 2018 COP Units shall be entitled to receive, in preference to the holders of the Series B Units, and in parity with all other Series A Unit Holders, a per unit amount equal to the Purchase Price plus any declared but unpaid dividends (the "*Liquidation Preference*").

After the payment of the Liquidation Preference to the holders of all Series A Units, the remaining assets shall be distributed ratably to the holders of the Series B Units and all Series A Units on a common equivalent basis.

Any merger, acquisition, or sale of voting control in the Company in which the rights of the Series A COP Unit Holders remain unchanged shall not be considered a liquidation or winding up for purposes of this Agreement.

Automatic Redemption: Upon disbursement of all dividends due and payable to the holders of the Series A 2018 COP Units, the Units shall be considered fully redeemed, and the Series A 2018 COP Units shall be of no further force or effect.

Voting Rights: The Series A 2018 COP Units have no voting rights, except that for so long as any shares of Series A 2018 COP Units remain outstanding, consent of a majority of the Series A 2018 COP Units shall be required for any action, whether directly or though any merger, recapitalization or similar event, that (i) alters or changes the rights, preferences or privileges of the Series A 2018 COP Units, or (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to the Series A 2018 COP Units.

Registration Rights: No registration rights exist with respect to the Series A 2018 COP Units.

Restrictions on Sales: The Company retains a right of first refusal on all transfers of Series A 2018 COP Units, subject to normal exceptions. If the Company elects not to exercise its right, the Company may assign its right in its sole discretion.

The Company's Bylaws shall also contain a provision providing that no units of capital stock may be transferred except as approved by the Managing Members in their discretion, which shall include, without limitation, refusal to allow any transfer to the extent such transfer would increase the number of security holders of the Company or require it to register, or register any class of equity securities, with the Securities and Exchange Commission.

OTHER MATTERS

Agreements:

The sale of the Series A 2018 COP Units shall be pursuant to a Securities Purchase Agreement (the "SPA") with customary representations and warranties. The SPA may be amended with the consent of the Company and Investors holding a majority of the Series A 2018 COP Units.

Assignment:

Each of the Investors shall be entitled to transfer all or part of its shares of Series A 2018 COP Units purchased by it to one or more affiliated partnerships or funds managed by it or any or their respective directors, officers or partners, provided such transferee agrees in writing to be subject to the terms of the SPA and related agreements as if it were a purchaser thereunder.

Definitions:

All capitalized terms not defined herein shall have the meaning set forth in the Regulation Crowdfunding Offering Statement.

Finders:

The Company and the Investors shall each indemnify the other for any broker's or finder's fees for which either is responsible.

Governing Law:

This summary of terms shall be governed in all respects by the laws of the State of Nevada.

THIS AGREEMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

WORLD TREE COP USA, LLC

Securities Purchase Agreement

1. Subscription

This agreement (the "**Agreement**") certifies that in exchange for the payment by [[INVESTOR NAME]] (the "**Investor**") of $[$[AMOUNT] (the "**Purchase Amount**") on or about [[EFFECTIVE DATE]] (the **"Effective Date"**), the Investor hereby subscribes to purchase [[UNITS]] non-voting units of the Company's Series A 2018 COP Units (the "**Units**") subject to the terms set forth below.

2. Units

The Units are non-voting interests in the profits generated upon the sale of lumber. The Units do not entitle the holders of such Units any right to vote for the election of members of the Company's management, or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any limited liability company action, except as specifically set forth in this Agreement.

3. Terms

The terms and conditions of this Agreement are effective as of the Effective Date, and shall continue until all obligations hereunder have been fully discharged.

4. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Nevada, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of formation or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's limited liability company approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary limited liability company approvals for the authorization of Units issuable hereby.

(e)　　To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

5.　Investor Representations

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　If the Investor has checked the box next to "Accredited" on the signature page, the Investor represents that he is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Not Accredited" on the signature page, the Investor represents that he is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this Agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Agreement and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

6.　Miscellaneous

(a)　　Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Units;

(b)　　This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

(c)   All waivers must be in writing and signed by the party to be charged. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

(d)   The Company Representations contained in Section 3 of this Agreement and the Investor Representations contained in Section 4 of this Agreement shall survive termination of this Agreement.

(e)   Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the address provided by such party to Wefunder, Inc., as subsequently modified by written notice, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified.

(f)   The subscription for Units hereunder may be accepted or rejected by the Company, in whole or in part, in the sole discretion of the Company. In the event the Company rejects any amount of the Investor's subscription, the rejected amount will be promptly returned to the Investor without interest or deduction.

(g)   Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile or to convert the Company into a corporation.

(h)   When the context in which words are used in this Agreement indicates that such is the intent, singular words shall include the plural, masculine words shall include the feminine and neutral genders, and vice versa. Captions and Headings are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

(i)   In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(j)   All rights and obligations hereunder will be governed by the laws of the State of Nevada without regard to the conflicts of law provisions of such jurisdiction.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Units: [UNITS] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:
World Tree COP USA, LLC
_____

Founder Signature
_____

Name: __FOUNDER NAME_____

Title: __Founder, CEO_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

State of Residency:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited